NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Antisoma's acquisition of Xanthus Pharmaceuticals Inc. approved by shareholders

Antisoma plc (LSE:ASM; USOTC:ATSMY) announces that the resolutions put to today's Extraordinary General Meeting (EGM) of Antisoma's shareholders were passed with the support of over 89% of votes cast. These included a resolution to acquire Xanthus Pharmaceuticals Inc., and, by association, the fundraising linked with the acquisition. Full details of the proxy voting are available on Antisoma's website at www.antisoma.com

Copies of the resolutions passed at the EGM today are available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 (0) 20 7066 1000

A further announcement will be made regarding admission of the shares issued in connection with the acquisition and fundraising and the completion of the transaction.

Enquiries:

Antisoma plc **Tel: +44 (0)7909 915 068**

Glyn Edwards, Chief Executive Officer
Daniel Elger, Director of Communications

Buchanan Communications **Tel: +44 (0)20 7466 5000**

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich

Piper Jaffray Ltd **Tel: +44 (0)20 3142 8700**

Neil Mackison
Rupert Winckler

Background to the acquisition and fundraising

On 16 May, Antisoma announced that it had entered into an agreement to acquire private US oncology company Xanthus Pharmaceuticals, Inc. in an all-share deal valued at GBP 26.8 million (USD 52.2 million) and that it had simultaneously

executed a fundraising providing, before expenses, an additional GBP 20.9 million to the Enlarged Group. Further details are available in the press release of 16 May.

Notes and disclaimers

Piper Jaffray, which is authorised and regulated in the UK by the Financial Services Authority, is acting as financial adviser and broker to Antisoma in connection with the proposals and no-one else and will not be responsible to anyone other than Antisoma for providing the protections afforded to clients of Piper Jaffray nor for providing advice in relation to the proposals nor any other matter referred to in this announcement.

Words and expressions used in this announcement will have the same meaning as defined in the prospectus and circular that has been sent to shareholders.

This document does not constitute an offer or invitation to purchase or subscribe for any securities of Antisoma and no part of it shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

The information contained herein is not for publication, distribution or release in or into the United States. The material set forth herein is for informational purposes only and is not intended, and should not be construed, as an offer of securities for sale in the United States. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the laws of any state or other jurisdiction, and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable laws of any state or other jurisdiction. There is no intention to register any portion of the securities described herein in the United States.

This document is not an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction where such offer or sale is not permitted.

Certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development or licensing activities, including statements regarding the clinical development programmes, the expected timing of clinical trials and regulatory filings, out-licensing opportunities, and funding requirements. Such statements are based on management's current expectations, but actual results may differ materially.

Holdings in Antisoma plc

10 June 2008, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) has received notification that BVF Partners L.P. has an interest in 17,093,543 ordinary shares of 1p each in Antisoma, representing 3.83% of Antisoma's current issued ordinary share capital. Antisoma was notified of the following in relation to the 17,093,543 shares:

1. These shares are registered in the name of Morgan Stanley & Co. (9,773,000 shares) and Bear Stearns Securities Corp. (7,320,543 shares).

2. Further persons who are interested in these shares are BVF Inc., the general partner of BVF Partners L.P., and Mark Lampert, the controlling shareholder of BVF Inc.

Enquiries:

Daniel Elger,
Director of Communications, Antisoma plc
+44 (0) 20 3249 2100

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Antisoma completes acquisition of Xanthus Pharmaceuticals Inc.

11 June 2008, London, UK: Antisoma plc (LSE:ASM; USOTC: ATSMY) announces the completion of the acquisition of Xanthus Pharmaceuticals Inc.

The new Antisoma shares issued to effect the acquisition and the fundraising associated with the acquisition are to be admitted today. Admission of the consideration shares and fundraising shares and dealings in the fundraising shares will commence at 08.00 BST today. The acquisition shares are subject to a 12-month lockup agreement, subject to certain limited exceptions.

The new ordinary shares issued to effect the acquisition and fundraising will rank *pari passu* with existing ordinary shares in all respects. The following summarises the effect of the acquisition and fundraising on Antisoma's ordinary share count:

Shares in issue before acquisition and fundraising:	446,720,339
Shares issued as consideration to acquire Xanthus:	86,416,353*
Shares issued in fundraising:	80,392,274
Total shares in issue after acquisition and fundraising:	613,528,966**

* A further 9,568,951 shares constitute a deferred consideration, which may be issued 18 months after the closing date of the transaction, subject to deductions based on claims for indemnity by Antisoma or as otherwise allowed under the terms of the acquisition agreement.

**This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

Enquiries:

Antisoma plc **Tel: +44 (0)7909 915 068**
Glyn Edwards, Chief Executive Officer
Daniel Elger, Director of Communications

Buchanan Communications **Tel: +44 (0)20 7466 5000**
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich

Piper Jaffray Ltd **Tel: +44 (0)20 3142 8700**
Neil Mackison
Rupert Winckler

Background to the acquisition and fundraising

On 16 May, Antisoma announced that it had entered into an agreement to acquire private US oncology company Xanthus Pharmaceuticals, Inc. in an all-share deal valued at GBP 26.8 million (USD 52.2 million) and that it had simultaneously executed a fundraising providing, before expenses, an additional GBP 20.9 million to the Enlarged Group. Further details are available in the press release of 16 May.

Notes and disclaimers

Antisoma plc

Directors' Share Dealing

10 June 2008, London, UK: Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) has received notification that its non-executive director, Michael Pappas, has purchased 1p ordinary Antisoma shares as follows:

Director	Date of transaction	Amount of shares purchased	Price (p)	Total amount of shares held in the Company following the transaction	% of Company held following the transaction
Michael Pappas	09.06.2008	100,000	21.75	751,785	0.17%

Enquiries:
Daniel Elger,
Director of Communications, Antisoma plc
+44 (0) 20 3249 2100

END